EXPLANATION OF RESPONSES
(1)
On February 17, 2021, Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (collectively, the “GBCF Funds”) distributed an aggregate of 1,500,076 shares of common stock of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”).  In connection with the Initial Distribution, Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA GBCF”), the general partner of each of the GBCF Funds, acquired direct ownership of 204,832 shares of common stock. On February 17, 2021, IVA GBCF distributed 204,832 shares of common stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA GBCF (the “IVA GBCF Distribution” and, together with the Initial Distribution, the “Distribution”). The respective partners of the GBCF Funds and IVA GBCF did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.